UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

Ackerstein Towers, 11 Hamenofim St., Herzliya 46120, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	Appointment of New Interim Chief Executive Officer

Ran Fridrich, a member of the Board of Directors of Ellomay Capital Ltd. (the “Company”), was appointed as the Company’s new Interim Chief Executive Officer, effective as of January 1, 2009, for a period of one year. Mr. Fridrich is a businessman involved in various financial investments. During 1983 – 2001, Mr. Fridrich served as Chief Executive Officer of two packaging and printing Israeli companies. Mr. Fridrich has agreed to serve without compensation or other benefits.

2.	Appointment of New Chief Financial Officer

Kalia Weintraub, the Company’s current controller, was appointed as the Company’s new Chief Financial Officer, effective as of January 1, 2009. Ms. Weintraub has served as the Company’s controller since early 2007.

3.	Results of 2008 Annual General Meeting of Shareholders

At the annual general meeting of the Company’s shareholders, held on December 30, 2008, all proposed resolutions set forth in the Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on December 1, 2008, have been adopted.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Kalia Weintraub —————————————— Kalia Weintraub Chief Financial Officer

Dated: January 1, 2009